UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     11)

iNTELEFILM Corporation
(Name of Issuer)

Common
(Title of Class of Securities)

458147105
(CUSIP Number)



Richard W. Perkins
730 East Lake Street, Wayzata, MN  55391
952)473-8367
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


May 31, 2003
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


CUSIP No.458147105


1.Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Perkins Capital Management, Inc.
41-1501962

2.Check the Appropriate Box if a Member of a Group (See Instructions)

(a) /  /

(b) /  /

3.SEC Use Only


4.Source of Funds (See Instructions)
OO


5.Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

/_/


6.Citizenship or Place of Organization
730 East Lake Street, Wayzata, Minnesota  55391-1769


Number of		7.Sole Voting Power
			138,298
Shares Bene-
			8.Shared Voting Power
ficially owned	0

by Each		9.Sole Dispositive Power
			362,103
Reporting
			10.Shared Dispositive Power
Person With:	0

11.Aggregate Amount Beneficially Owned by Each Reporting Person

362,103

12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.Percent of Class Represented by Amount in Row (11)

5.3%

14.Type of Reporting Person (See Instructions)

IA

CUSIP No.168755205


1.Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Richard W. Perkins
###-##-####

2.Check the Appropriate Box if a Member of a Group (See Instructions)

(c) /  /

(d) /  /

3.SEC Use Only

4.Source of Funds (See Instructions)

AF

5.Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

/_/

6.Citizenship or Place of Organization

730 East Lake Street, Wayzata, Minnesota  55391-1769

Number of		7.Sole Voting Power
			337,460
Shares Bene-
			8.Shared Voting Power
ficially owned	0

by Each		9.Sole Dispositive Power
			337,460
Reporting
			10.Shared Dispositive Power
Person With:	0

11.Aggregate Amount Beneficially Owned by Each Reporting Person

337,460

12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.Percent of Class Represented by Amount in Row (11)

4.9% This will be Mr. Perkins last filing on Schedule D unless required in the future.

14.Type of Reporting Person (See Instructions)

IN

Item 1.Security and Issuer:

iNTELEFILM Corporation (formerly Children's Broadcasting Corporation) 604-221 Twelve Oaks Center, 15500 Wayzata Blvd., Wayzata, MN 55391

Item 2.  Identity and Background:

(a)Name

Perkins Capital Management, Inc. and Richard W. Perkins

(b)Residence or Business Address

730 East Lake Street, Wayzata, Minnesota  55391-1769

(c)Present Principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Perkins Capital Management, Inc. is a federally registered investment advisor and Mr. Richard W. Perkins is President of Perkins Capital Management, Inc.

(d)Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

No named person has ever been convicted in a criminal proceeding.

(e)Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgement, decree or final order: and

No named person has been a party to any civil proceeding as a result of which he was or is subject to a judgment, decree of final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Citizenship.

Perkins Capital Management, Inc. is a Minnesota Corporation and
Richard W. Perkins is a United States citizen.


Item 3.Source and Amount of Funds or Other Consideration

Not Applicable.

Item 4.Purpose of Transaction

A Note expired without payment which reduced the shares held by both
        Perkins Capital Management, Inc. and Richard W. Perkins.

Item 5.Interest in Securities of the Issuer

Perkins Capital Management, Inc. ("PCM"), an investment advisor, has sole dispositive power over 362,103 shares of common equivalents of the issuer and has sole voting power over 138,298 of such shares.

Richard W. Perkins, as trustee for various trusts of which he is sole trustee, owns and has sole dispositive power over 337,460 shares of common equivalents of the issuer and has sole voting power over 337,460 of such shares.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7.Material to Be Filed as Exhibits

Not Applicable.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2003





Signature:Richard W. Perkins, President

Name/Title